October 27, 2017

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Walt Disney Company
Form 10-K for the Fiscal Year Ended October 1, 2016
Filed November 23, 2016
File No. 1-11605

Dear Ms. Blye:

We are providing this letter in response to the comments of the staff of the Security and Exchange Commission, sent by letter dated September 21, 2017 (the “Comment Letter”), related to the review of our Form 10-K for the fiscal year ended October 1, 2016. For your convenience, we have set forth our responses beneath the comments included in the Comment Letter.

1.
We are aware of publicly available information indicating that OSN is the sole provider of your channels in the Middle East and that OSN operates in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, joint ventures, or other direct or indirect arrangements. You should describe any products, services, information or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response to Comment No. 1

The Walt Disney Company, together with our subsidiaries, is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment, and Consumer Products & Interactive Media. For convenience, the terms “Company” and “we” are used to refer collectively to the parent company and the subsidiaries through which our various businesses are actually conducted.

Below is a summary of the primary operations of each segment, which are discussed in more detail in our 2016 Form 10-K:

•	Media Networks - This segment includes cable and broadcast television networks, television production and distribution operations, domestic television stations and radio networks and stations.

•
Parks and Resorts - This segment includes activities associated with the ownership, management, and operation of theme parks. In addition, the Company owns and operates the Disney Vacation Club, the Disney Cruise Line, and Adventures by Disney. The Company’s Walt Disney Imagineering unit, which designs and develops new theme park concepts and attractions as well as resort properties, also falls in this segment.

•	Studio Entertainment - This segment produces, acquires, and distributes live-action and animated motion pictures, direct-to-video content, musical recordings and live stage plays.

•
Consumer Products & Interactive Media - This segment licenses the Company’s trade names, characters and visual and literary properties to various manufacturers, game developers, publishers and retailers throughout the world. We also develop and publish games, primarily for mobile platforms, and books, magazines and comic books. This segment also distributes branded merchandise directly through retail, online and wholesale businesses.

We have reviewed our operations directly and indirectly related to Sudan and Syria for the three years ended September 30, 2017 (the “Relevant Time”), and we note that we have had only minimal contacts with either country due to the economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). We also note that we do not have any agreements or arrangements with the governments of either country, nor do we have any business offices or operations in either country, apart from occasional news reporting activities. We generally do not target specific contacts with Sudan or Syria. In fact, while the success of our business is highly dependent on the existence and maintenance of intellectual property rights in our products and services, we have not had any intellectual property filings or taken any other actions with respect to the protection of intellectual property in either country during the Relevant Time. In addition, we abandoned all previous intellectual property filings before 2014.

Below is a summary of the direct and indirect contacts with Sudan and Syria we have identified during the Relevant Time:

1.
Journalistic activities and related transactions - ABC News and Vice Group Holdings (“Vice”) (in which the Company has a minority non-controlling interest) conduct newsgathering and reporting operations around the world and have periodically conducted such operations in Sudan and Syria.

2.
Distribution and Licensing Agreements - We distribute the Company’s films and channels globally to theaters, television broadcasters, subscription video-on-demand (“SVOD”) services, and in home entertainment formats. We also license programming, music, and other intellectual property. While we have not entered into distribution or licensing agreements with any entity in Sudan or Syria or targeted exclusively to those countries, distribution and licensing agreements often allow distributors and licensees to operate in large geographic regions, which have in some cases included Sudan and Syria.

3.	Philanthropy - We provided a small grant to the American Relief Agency for the Horn of Africa, a United States-based nonprofit, for the construction of water wells for two villages in Sudan.

While we generally avoid specific contacts with these countries, the indirect contacts that do occur are carried out pursuant to OFAC exemptions or exceptions.

We note that since January 17, 2017, U.S. persons have generally been authorized to transact with Sudan pursuant to an OFAC general license, and on October 12, 2017, OFAC revoked the bulk of the Sudanese sanctions. As a result, the Company no longer has need to rely on OFAC exemptions or exceptions for any contacts involving Sudan.

The contacts during the Relevant Time, along with anticipated contacts, are described in greater detail below.

Journalistic activities and related transactions

ABC News conducts newsgathering operations across the world in order to cover ongoing issues of public concern. While ABC News has not had a presence in Sudan during the Relevant Time, ABC News has conducted a number of reporting trips to Syria during this period in order to cover the civil war that broke out in 2011. ABC News has had contact with the Syrian government in order to obtain the necessary journalist visas and accreditations that authorize ABC News teams to conduct journalistic and related activities inside Syria. In connection with these trips, the Syrian government assigns a person to our teams as they conduct newsgathering operations in the country.

In addition, Vice has conducted two newsgathering trips in Sudan and one in Syria during the Relevant Time. Vice included reports and footage filmed during these trips in its Vice program, a weekly news reporting series with periodic one-hour specials. Since 2014, the Company has held a minority, non-controlling ownership interest in Vice.

We anticipate that ABC News and Vice will return to both countries in the future and conduct similar activities in order to report on current events.

Distribution and Licensing Agreements

We have not contracted directly with Sudanese or Syrian entities or entered into distribution or licensing agreements targeted to Sudan or Syria. Our contacts with Sudan and Syria would arise out of and be incidental to distribution and licensing agreements with large territorial scope, ranging from the Middle East and/or North Africa to the entire world. Below is an overview of the identified agreements during the Relevant Time:

•	Channel & Programming Distribution Agreements

◦
A business unit located in India has an agreement with Gulf DTH FZ LLC (a United Arab Emirates company and the owner of OSN) to distribute our Indian cable television networks - UTV and Bindass - throughout the Middle East and North Africa.

◦
A business unit located in the United Kingdom has had agreements during the Relevant Time with Gulf DTH FZ LLC to distribute our Disney Channel, Disney Junior and Disney XD Channels and with Playco Rights S.a.r.l. (a Luxembourg company) to distribute Disney Channel on Demand. These agreements authorized distribution of these channels to countries in the Middle East and North Africa.

◦
Business units located in India, Singapore, the United Kingdom, and the United States have had numerous agreements during the Relevant Time to license our features, television series, and music across broad territories. We license these programs to cable and broadcast networks, television stations, SVOD services, and other service providers, which may provide the content to viewers on televisions or a variety of internet-connected devices.

◦
Our ESPN business unit has had agreements during the Relevant Time with OSN, Abu Dhabi Media, beIN Sports, and MBC Group to license sports programming and films throughout the Middle East and North Africa.

◦
A business unit located in the United Kingdom has a theatrical distribution services agreement with Italia Film International S.A.L., a Lebanon company, to distribute our motion pictures to 14 countries in the Middle East.

•	Consumer Products and Interactive Media Distribution Agreements

◦
Our Consumer Products & Interactive Media segment licenses the Company’s trade names, characters and visual and literary properties to various manufacturers, game developers, publishers and retailers throughout the world. We identified two worldwide contracts during the Relevant Time where the licensee sold Company licensed publications and merchandise to Sudan and Syria.

◦	Our Disney Interactive business unit licenses interactive games to third-party distributors who, based on our understanding, restrict the sale of the games to embargoed countries.

Please note that many of the abovementioned agreements extend for multiple years beyond the Relevant Time, and the Company will continue to enter into similar agreements as new products are developed. The contacts described above resulted in indirect, de minimis distribution of content or sales of licensed products in Sudan and Syria. We expect that the indirect contacts with Sudan and Syria will remain de minimis.

Philanthropy

We are committed to strengthening communities by providing hope, happiness and comfort to kids and families who need it most. We do this through contributions, collaborating with nonprofit organizations, in-kind gifts and employee volunteerism. As part of our global philanthropic efforts, we provided a small grant in 2017 to the American Relief Agency for the Horn of Africa (“ARAHA”), a U.S.-based nonprofit organization. One of ARAHA’s core programs is to establish clean water points for remote communities in the Horn of Africa. This grant will be used to construct water wells in two needy villages in Sudan to avoid water borne diseases and other side effects of drought.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including approximate dollar amounts of any revenues, assets and liabilities associated with your operations in Sudan and Syria. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to Comment No. 2

Other than incidental to our newsgathering operations as described above, the Company’s contacts with Sudan and Syria have been indirect and none of the contacts are quantitatively or qualitatively material to our business. As discussed above, we do not have any operations in either country nor do we have any contracts with either government or Sudanese or Syrian entities.

We note that the journalistic activities in Sudan and Syria a very minor part of our overall newsgathering activities in the Relevant Period and the costs of those activities are insignificant in relation to our newsgathering costs. Moreover, the operations do not generate revenue directly attributable to the specific reporting or newsgathering activities in either country.

With respect to the distribution and licensing agreements identified above, Sudan and Syria are typically only two of a much larger number of countries included in these agreements where the territory is often defined as the “entire world,” and the costs of administering these agreements are not affected by the fact that some of the properties and products are distributed or sold in Sudan and Syria. We are unable to identify specific revenues associated with Sudan and Syria for the majority of our agreements because licensing fees are generally not allocated to particular countries. Nevertheless, we are confident that the aggregate revenue derived from Sudan and Syria from distribution and licensing arrangements during the Relevant Time is an insignificant fraction of our total licensing and distribution revenue.

Finally, the grant to a U.S. organization for the benefit of Sudan represents an insignificant fraction of our corporate giving.

We respectfully submit that a reasonable investor would not consider our contacts with Sudan or Syria to be qualitatively important in making an investment decision. The arrangements described above are only a de minimis portion of our global business and are in each case incidental to arrangements that cover other territories. We believe a reasonable investor would understand that some incidental contact with these countries would arise due to the nature and far-reaching scope of our diversified, global entertainment business, and that any related incidental business would not present a material risk to our business as a whole. Further, based on the nature and limited number of contacts with Sudan and Syria, we believe that our investors do not face material investment risk as we have no investments within Sudan or Syria that present a risk of seizure or other loss.

***

Please let us know if you have any questions or if you would like any additional information to aid your review. I can be reached by phone at (818) 560-1000.

Sincerely,

/s/ Alan N. Braverman
Alan N. Braverman
Senior Executive Vice President, General Counsel and Secretary
The Walt Disney Company

cc:    Christine M. McCarthy, Senior Executive Vice President and Chief Financial Officer
Brent A. Woodford, Executive Vice President, Controllership, Financial Planning and Tax
Roger Patterson, Associate General Counsel and Assistant Secretary